FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2021

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪	Net income of Enel Chile S.A. reached a Ch$ 48,403 million profit as of September 2021 compared to a Ch$ 226,054 million loss for the same period of 2020. This improvement is mainly explained by higher impairment losses booked in as of September 2020 amounting to Ch$ 688,331 million related to the disconnection of Bocamina II coal-fired power plant. Net income in Q3 2021 decreased Ch$ 116,924 million when compared to Q3 2020 reaching a Ch$ 15,037 million loss mainly due to the significant increase in the operating costs of the electricity generation business.

▪	When excluding the extraordinary effects related to Bocamina II and the Ch$ 17,603 million in expenses booked in 2021 related to the Group’s 2021-2024 digitalization strategy, the Company’s net income declined 70.4% to Ch$ 77,053 million as of September 2021, compared to Ch$ 260,167 million adjusted net income as of September 2020. When applying the same adjustments to quarterly figures, net income for Q3 2021 decreased Ch$ 113,672 million compared to Q3 2020 reaching a Ch$ 9,290 million loss for Q3 2021, mainly due to the greater operating costs of the generation business during the last quarter of 2021.

▪	Operating revenues as of September 2021 increased 5.8% to Ch$ 2,060,379 million, when compared to September 2020, due to higher energy sales and greater gas sales particularly during Q3. These factors explain most of the 17.8% increase in operating revenues for Q3 2021 that reached Ch$ 777,465 million.

▪	Procurement and services costs amounted to Ch$ 1,464,245 million as of September 30, 2021, representing a 34.2% increase when compared to September 2020, due to higher energy purchase costs and fuel consumption in the generation business. This led to a significant 89.2% increase in Q3 2021 operating costs reaching Ch$ 641,862 million as a consequence of the higher amount and average price of energy purchases in addition to greater fuel consumption and other variable procurement and services costs in the generation business segment.

▪	As a result of the factors previously mentioned, the Company’s EBITDA reached Ch$ 354,414 million as of September 2021, representing a 43.9% reduction when compared to September 2020. When excluding the extraordinary effects mentioned previously, Enel Chile’s EBITDA decreased 38.9% to Ch$ 395,698 million. During Q3 2021, EBITDA declined 74.1% to Ch$ 60,574 million. When excluding extraordinary effects, EBITDA decreased 71.0% to Ch$ 68,989 million.

▪	Financial results went from a Ch$ 89,039 million expense as of September 2020 to a Ch$ 121,981 million expense as of September 2021, mainly explained by greater financial expenses and lower financial income. During Q3 2021, financial results amounted to a Ch$ 29,183 million expense representing a 1.6% increase when compared to the same quarter of 2020 mostly due to lower financial income.

▪	In early September 2021, the pilot of the first industrial scale green hydrogen power plant began construction in Chile, specifically in Cabo Negro, located North of Punta Arenas. AME and Enel Green Power Chile, subsidiary of Enel Chile, are partners in this project co-developing renewable energy generation (wind) and green hydrogen production using electrolysis.

▪	Enel Chile was awarded first place in the 6th Informe Reporta Chile ranking, which measures how consistently and coherently companies provide information and includes the Company’s narrative on how sustainability is integrated into their mission, vision, and purpose. The Company also received first place in complying with CMF’s NCG 385, the general rule regarding compliance with a list of Board of Directors’ best practices.

BUSINESS SEGMENT SUMMARY

Generation

▪	Net electricity generation reached 13,802 GWh as of September 30, 2021, 1.6% less (-222 GWh) than the same period of 2020. During Q3 2021, net electricity generation reached 4,624 GWh, which is 7.6% (-383 GWh) less than the amount for Q3 2020. This was primarily due to lower hydroelectric generation during the last quarter due to the drought that has affected the country.

▪	Physical energy sales amounted to 20,765 GWh as of September 30, 2021, 22.3% (+3,792 GWh) more than the same period of 2020, explained by higher energy sales to unregulated customers, mainly related to new contracts, including those transferred from Enel Distribución Chile related to the enaction of legislation allowing distribution companies to only distribute electricity to customers subject to regulated electricity prices (“Ley de Giro Exclusivo”). During Q3 2021, physical electricity sales reached 7,601 GWh, which is 31.4% more (+1,817 GWh) than Q3 2020, due to higher sales to unregulated customers.

▪	Operating revenues followed the same path, reaching Ch$ 1,415,175 million as of September 30, 2021, representing a 19.4% increase when compared to September 2020, mainly explained by higher physical energy sales and greater gas sales particularly during Q3 2021, which explains the 40.2% increase in operating revenues during Q3 2021 amounting to Ch$ 548,391 million.

▪	Procurement and services costs reached Ch$ 989,329 million, which represents a 92.7% increase, due to higher energy purchase costs, greater fuel consumption and higher other procurement and services costs. This increase was primarily due to the significant 261.0% increase in this year’s Q3 operating costs that reached Ch$ 478,280 million mainly due to the higher average price and amount of electricity purchases in addition to greater fuel consumption as a consequence of the less efficient generation mix resulting from the lower level of hydrology, and also due to the higher cost of gas sales.

▪	Personnel expenses increased 15.0% to Ch$ 47,178 million as of September 30, 2021, primarily due to greater expenses during Q2 2021 related to the Group’s digitalization strategy. Personnel expenses for Q3 2021 decreased 12.1% to Ch$ 13,993 million when compared to Q3 2020.

▪	As a result of the abovementioned, EBITDA of the generation business reached Ch$ 295,079 million, 45.8% less than the period ended September 30, 2020. During Q3 2021, EBITDA decreased 86.0% when compared to Q3 2020 to Ch$ 28,924 million, mainly due to greater operating costs during the third quarter of the year.

	Cumulative			Quarterly
Physical Data	Sep-21	Sep-20	% Change	Q3 2021	Q3 2020	% Change

Total Sales (GWh)	20,765	16,973	22.3%	7,601	5,784	31.4%
Total Generation (GWh)	13,802	14,025	(1.6%)	4,624	5,007	-7.6%

Distribution and Transmission

▪	Physical sales reached 12,452 GWh as of September 2021, representing a 0.8% increase (+95 GWh) when compared to the same period of 2020, mainly explained by greater tolls and sales to other customers, which offset the lower sales in the industrial and commercial customer segments primarily related to the sale of unregulated customer contracts to Enel Generación Chile due to the enaction of legislation allowing distribution companies to only distribute electricity to customers subject to regulated electricity prices (“Ley de Giro Exclusivo”). This effect was mostly relevant during Q3 2021, as physical sales increased 5.5% (+227 GWh) to 4,381 GWh.

▪	The total number of customers grew 1.9% to 2,034,323, mainly residential and commercial customers. Annual energy losses went from 5.21% as of September 30, 2020, to 5.25% as of September 30, 2021.

▪	Operating revenues reached Ch$ 866,988 million as of September 2021, 17.6% lower than the figure for the same period of 2020, mainly due to a lower average sales price when expressed in Chilean pesos, the tariff review process in the distribution business, and the transfer of unregulated customer contracts. Similarly, during Q3 2021, operating revenues decreased 16.0% when compared to Q3 2020 to Ch$ 309,697 million.

▪	Procurement and services costs declined 18.4% to Ch$ 697,148 million primarily due to lower energy purchase costs as a consequence of the lower average purchase price when expressed in Chilean pesos and also lower transportation expenses. During Q3 2021, procurement and services costs decreased 19.5% to Ch$ 244,681 million mostly due to lower energy purchase costs, lower other variable procurement and services costs and lower transportation expenses.

▪	Personnel expenses increased 47.5% to Ch$ 29,442 million when compared to September 30, 2020, mainly due to the higher expenses incurred in Q2 2021 related to the Group’s digitalization strategy. In Q3 2021, personnel expenses decreased 25.9% to Ch$ 5,259 million when compared to Q3 2020.

▪	Consequently, EBITDA of the Distribution and Transmission business amounted to Ch$ 82,950 million, which represents a 29.7% reduction when compared to September 2020, although during Q3 2021, EBITDA increased 10.1% to Ch$ 39,757 million.

	Cumulative			Quarterly
Physical Data	Sep-21	Sep-20	% Change	Q3 2021	Q3 2020	% Change

Total Sales (GWh)	12,452	12,358	0.8%	4,381	4,154	5.5%
Number of Customers	2,034,323	1,996,446	1.9%	2,034,323	1,996,446	1.9%

FINANCIAL SUMMARY- ENEL CHILE

Gross financial debt of the Company increased US$ 562 million to US$ 4,717 million when compared to the balance as of September 2020. This variation is mainly explained by intercompany loans provided by Enel Finance International (EFI) to Enel Chile for US$ 640 million (US$ 400 million in Q2 2021 and US$ 240 million in Q3 2021) and a bank loan for US$ 50 million granted in July 2021. All these new loans are SDG-Linked debt, aligned with our sustainability strategy and focused on moving towards a low carbon economy. Leasing liabilities (IFRS 16) also increased by US$ 63 million. These transactions were offset by the repayment of an EGP Chile bank loan for US$ 150 million in December 2020, and a US$ 41 million amortization of Enel Generación Chile’s local H and M bonds.

Liquidity available to Enel Chile is composed of the following:

•	Cash and cash equivalents : US$ 379 million.
•	Undisbursed committed credit lines (*) : US$ 342 million.

(*) Includes a committed credit line with related parties for US$ 200 million granted by EFI to Enel Chile, which is completely undisbursed.

The average cost of Enel Chile’s debt fell from 4.6% as of September 2020 to 4.5% as of September 2021.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swap and forward contracts that amount to US$ 359 million and US$ 270 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 600 million.

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an account receivable in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these account receivables must be recovered by December 31, 2027.

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

>	On December 21, 2019, the Ministry of Energy issued Law 21,194 (“Distribution Short Law”) that reduces Distribution Companies’ Rate of Return and improves the electricity distribution tariff setting process. This Law eliminates the methodology that involved weighing the results of the VAD study performed by the CNE and the VAD study performed by distribution companies with a ratio of 2:3 and 1:3, respectively, and replaces it by using only the CNE’s study. The discount rate in the calculation of the annual investment cost was also modified. The previous 10% real annual pre-tax discount rate was replaced by a 6% real annual after-tax discount rate to be applied in the following tariff setting process that began November 4, 2020. The after-tax economic rate of return of distribution companies may not be more than 2 percentage points higher or 3 percentage points lower than the rate determined by the CNE. The new tariff for the following four-year tariff period will be defined during the first semester of 2022 and will be effective retroactively as of November 2020.

Additionally, in order to comply with the latest amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose, on January 1, 2021, Enel Transmission Chile S.A. was created from the division of Enel Distribución Chile S.A. receiving all assets and liabilities of Enel Distribución Chile’s electricity transmission business segment.

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation Segment

The generation business in Chile is carried out by the subsidiaries Enel Generación Chile and EGP Chile, which combined, have a total 7,829[1] MW gross installed capacity as of September 30, 2021. Enel Chile’s assets in the generation business are diversified but concentrate on renewable energy, which represents 69% of the Company’s total installed capacity. Hydroelectric power amounts to 3,561 MW, thermal power that operate using gas, coal, or fuel oil amounts to 2,454 MW, wind generation power amounts to 642 MW installed capacity, solar generation capacity amounts to 1,096 MW and geothermal power represents 76 MW installed capacity.

The following chart summarizes the accumulated and quarterly physical information of the generation business segment as of September 30, 2021, and 2020:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Sep-21	Sep-20	% Change	Q3 2021	Q3 2020	% Change	Sep-21	Sep-20

Sistema Eléctrico Nacional (SEN)	20,765	16,973	22.3%	7,601	5,784	31.4%	37.1%	31.7%

Distribution and Transmission Segment

The Distribution and Transmission business is carried out by the subsidiaries Enel Distribución Chile and Enel Transmisión Chile.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of the subsidiary Enel Colina S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area.

Enel Transmisión Chile was created on January 1, 2021, from the division of Enel Distribución Chile and received all assets and liabilities of Enel Distribución Chile’s electricity transmission business segment, including the subsidiary Empresa de Transmisión de Chena S.A.[2] This division was carried out to comply with the amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only allowed to distribute electricity as their sole purpose.

1 Includes 629 MW of additional installed capacity as of September 2021. Additional capacity: when the first WTG circuit/PV field is connected to the grid and starts producing energy and all WTG circuits/PV fields are electro-mechanically completed. The capacity to be declared as “additional” refers to the nominal capacity electro-mechanical completed.

The following chart summarizes the physical information of the distribution and transmission business segment for the period ended September 30, 2021, and 2020:

	Energy Sales						Energy Losses
	(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Sep-21	Sep-20	% Change	Q3 2021	Q3 2020	% Change	Sep-21	Sep-20

Distribution & Transmission Business (*)	12,452	12,358	0.8%	4,381	4,154	5.5%	5.25%	5.21%

Other Information	Sep-21	Sep-20	% Change

Number of Customers	2,034,323	1,996,446	1.9%
Customers/Employees	3,245	2,610	24.3%

2 The Board of Directors of Enel Transmisión S.A., during its extraordinary meeting held on October 20,2021, unanimously by the members present, resolved to purchase the minority shareholding of Empresa de Transmisión Chena S.A. held by Enel Colina S.A. Once the purchase takes place, Empresa de Transmisión Chena S.A. will be wholly owned by Enel Transmisión S.A. Consequently, through this merger, Empresa de Transmisión Chena S.A. will be absorbed by Enel Transmisión Chile S.A. without liquidation. The merger will become effective on November 1, 2021, and Enel Transmisión S.A will assume all rights and obligations of Empresa de Transmisión Chena S.A.

The following chart shows the accumulated and quarterly electricity sales revenues per business segment and customer type as of September 30, 2021, and 2020:

	Cumulative Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Sep-21	Sep-20	Sep-21	Sep-20	Sep-21	Sep-20

Generation:	1,276,832	1,128,105	(219,532)	(295,072)	1,057,300	833,033
Regulated customers	607,139	649,731	(211,800)	(277,511)	395,339	372,220
Non regulated customers	615,212	452,159	(7,732)	(17,561)	607,480	434,598
Spot market	54,481	26,215	-	-	54,481	26,215
Distribution & Transmission:	788,923	974,240	-	(920)	788,923	973,320
Residential	436,848	474,125	-	-	436,848	474,125
Commercial	210,670	283,257	-	-	210,670	283,257
Industrial	71,278	124,594	-	-	71,278	124,594
Other	70,127	92,264	-	(920)	70,127	91,344
Less: Consolidation adjustments	(219,532)	(295,992)			-	-

Total Energy sales	1,846,223	1,806,353	(219,532)	(295,992)	1,846,223	1,806,353

Million Chilean pesos variation in Ch$ and %	39,870	2.21%	-	-	39,870	2.21%

	Quarterly Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020

Generation:	475,211	378,501	(80,797)	(102,538)	394,414	275,963
Regulated customers	222,503	222,846	(76,436)	(98,357)	146,067	124,489
Non regulated customers	220,559	144,282	(4,361)	(4,181)	216,198	140,101
Spot market	32,149	11,373	-	-	32,149	11,373
Distribution & Transmission:	279,826	337,182	-	-	279,826	337,182
Residential	166,342	206,138	-	-	166,342	206,138
Commercial	68,785	72,466	-	-	68,785	72,466
Industrial	21,989	33,706	-	-	21,989	33,706
Other	22,710	24,872	-	-	22,710	24,872
Less: Consolidation adjustments	(80,797)	(102,538)	-	-	-	-

Total Energy sales	674,240	613,145	(80,797)	(102,538)	674,240	613,145

Million Chilean pesos variation in Ch$ and %	61,095	9.96%	-	-	61,095	9.96%

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	STATEMENT OF COMPREHENSIVE INCOME ANALYSIS

Net income attributable to the shareholders of Enel Chile as of September 30, 2021, reached a Ch$ 48,403 million profit, which represents a Ch$ 274,457 million increase when compared to the Ch$ 226,054 million loss for the same period of 2020. Regarding the results of Q3 2021, net income attributable to the shareholders of Enel Chile reached a Ch$ 15,037 million loss, decreasing Ch$ 116,924 million when compared to Q3 2020.

The following chart compares the accumulated and quarterly figure of each item of the income statement as of September 30, 2021, and 2020:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Sep-21	Sep-20	Change	% Change	Q3 2021	Q3 2020	Change	% Change

REVENUES	2,060,379	1,947,465	112,914	5.8%	777,465	659,959	117,506	17.8%
Sales	2,034,350	1,924,565	109,786	5.7%	762,779	655,663	107,117	16.3%
Other operating revenues	26,029	22,900	3,128	13.7%	14,685	4,296	10,389	241.8%
PROCUREMENT AND SERVICES	(1,464,245)	(1,091,318)	(372,928)	34.2%	(641,862)	(339,223)	(302,639)	89.2%
Energy purchases	(941,348)	(676,547)	(264,801)	39.1%	(392,231)	(223,112)	(169,119)	75.8%
Fuel consumption	(251,348)	(193,691)	(57,657)	29.8%	(127,115)	(56,306)	(70,808)	125.8%
Transportation expenses	(117,086)	(116,134)	(952)	0.8%	(48,173)	(34,418)	(13,754)	40.0%
Other variable procurement and service cost	(154,463)	(104,946)	(49,517)	47.2%	(74,343)	(25,386)	(48,957)	192.9%
CONTRIBUTION MARGIN	596,134	856,147	(260,014)	(30.4%)	135,603	320,736	(185,133)	(57.7%)
Other work performed by entity and capitalized	19,876	15,241	4,634	30.4%	5,611	4,191	1,419	33.9%
Employee benefits expense	(128,593)	(101,448)	(27,145)	26.8%	(34,173)	(36,120)	1,948	(5.4%)
Other fixed operating expenses	(133,002)	(138,185)	5,183	(3.8%)	(46,467)	(54,688)	8,221	(15.0%)
GROSS OPERATING INCOME (EBITDA)	354,414	631,756	(277,342)	(43.9%)	60,574	234,119	(173,545)	(74.1%)
Depreciation and amortization	(154,610)	(175,717)	21,107	(12.0%)	(53,406)	(52,532)	(874)	1.7%
Impairment loss (Reversal)	-	(695,826)	695,826	(100.0%)	-	-	-	N/A
Impairment loss (Reversal) for applying IFRS 9	(9,802)	(19,329)	9,527	(49.3%)	(2,328)	(7,392)	5,064	(68.5%)
OPERATING INCOME (EBIT)	190,003	(259,116)	449,119	(173.3%)	4,841	174,195	(169,355)	(97.2%)
FINANCIAL RESULT	(121,981)	(89,039)	(32,942)	37.0%	(29,183)	(28,721)	(462)	1.6%
Financial income	17,655	32,647	(14,992)	(45.9%)	6,609	19,663	(13,054)	(66.4%)
Financial costs	(136,789)	(114,148)	(22,641)	19.8%	(36,277)	(40,044)	3,767	(9.4%)
Gain (Loss) for indexed assets and liabilities	2,874	786	2,088	265.8%	1,901	2,159	(257)	(11.9%)
Foreign currency exchange differences, net	(5,721)	(8,324)	2,603	(31.3%)	(1,417)	(10,499)	9,082	(86.5%)
OTHER NON-OPERATING RESULTS	525	2,489	(1,964)	(78.9%)	208	2,432	(2,224)	(91.4%)
Net Income from other investments	105	94	11	11.3%	105	-	105	N/A
Share of profit (loss) of associates accounted for using the equity method	420	2,394	(1,974)	(82.5%)	103	2,432	(2,329)	(95.8%)
NET INCOME BEFORE TAXES	68,547	(345,666)	414,213	(119.8%)	(24,134)	147,907	(172,041)	(116.3%)
Income Tax	(9,665)	105,962	(115,627)	(109.1%)	10,872	(37,947)	48,819	(128.7%)

NET INCOME	58,882	(239,704)	298,586	(124.6%)	(13,262)	109,960	(123,222)	(112.1%)
Shareholders of the parent company	48,403	(226,054)	274,457	(121.4%)	(15,037)	101,888	(116,924)	(114.8%)
Non-controlling interest	10,479	(13,651)	24,129	(176.8%)	1,774	8,072	(6,298)	(78.0%)

Earning per share (Ch$ /share)*	0.70	(3.27)	3.97	(121.4%)	(0.22)	1.47	(1.69)	(114.8%)

(*) As of September 30, 2021 and September 30, 2020 the average number of paid and subscribed shares was 69,166,557,220.

EBITDA:

Consolidated EBITDA of Enel Chile as of September 30, 2021, amounted to Ch$ 354,414 million, which represents a 43.9% reduction when compared to Ch$ 631,756 million booked the same period of the previous year. This reduction is primarily explained by higher operating costs in the generation business due to higher energy purchase costs, greater fuel consumption and higher other variable procurement and services costs.

Consolidated EBITDA for Q3 2021 amounted to Ch$ 60,574 million, which represents a Ch$ 173,545 million decrease when compared to the Q3 2020, mainly explained by greater operating costs in the generation business.

Accumulated and quarterly operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment for the periods ended September 30, 2021, and 2020, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Sep-21	Sep-20	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Generation business revenues	1,415,175	1,185,195	229,980	19.4%	548,391	391,258	157,133	40.2%
Distribution & Transmission business revenues	866,988	1,052,444	(185,456)	(17.6%)	309,697	368,742	(59,045)	(16.0%)
Less: consolidation adjustments and other activities	(221,784)	(290,174)	68,390	(23.6%)	(80,624)	(100,041)	19,417	(19.4%)
Total Consolidated Revenues	2,060,379	1,947,465	112,914	5.8%	777,465	659,959	117,506	17.8%

Generation business costs	(989,329)	(513,398)	(475,931)	92.7%	(478,280)	(132,486)	(345,794)	261.0%
Distribution & Transmission business costs	(697,148)	(854,461)	157,313	(18.4%)	(244,681)	(304,062)	59,381	(19.5%)
Less: consolidation adjustments and other activities	222,232	276,541	(54,309)	(19.6%)	81,100	97,325	(16,225)	(16.7%)
Total Consolidated Procurement and Services Costs	(1,464,245)	(1,091,318)	(372,928)	34.2%	(641,862)	(339,223)	(302,639)	89.2%

Personnel Expenses	(47,178)	(41,017)	(6,161)	15.0%	(13,993)	(15,910)	1,917	(12.1%)
Other expenses by nature	(83,589)	(86,810)	3,221	(3.7%)	(27,194)	(36,065)	8,870	(24.6%)
Total Generation business	(130,767)	(127,826)	(2,941)	2.3%	(41,187)	(51,974)	10,787	(20.8%)
Personnel Expenses	(29,442)	(19,959)	(9,483)	47.5%	(5,259)	(7,101)	1,842	(25.9%)
Other expenses by nature	(57,448)	(59,981)	2,533	(4.2%)	(20,000)	(21,460)	1,460	(6.8%)
Total Distribution & Transmission business	(86,890)	(79,940)	(6,950)	8.7%	(25,259)	(28,561)	3,302	(11.6%)
Less: consolidation adjustments and other activities	(24,062)	(16,625)	(7,437)	44.7%	(8,583)	(6,082)	(2,501)	41.1%

EBITDA, by business segment
Generation business EBITDA	295,079	543,971	(248,892)	(45.8%)	28,924	206,798	(177,874)	(86.0%)
Distribution & Transmission business EBITDA	82,950	118,043	(35,093)	(29.7%)	39,757	36,119	3,638	10.1%
Less: consolidation adjustments and other activities	(23,614)	(30,258)	6,644	(22.0%)	(8,107)	(8,798)	691	(7.9%)

TOTAL ENEL CHILE CONSOLIDATED EBITDA	354,414	631,756	(277,342)	(43.9%)	60,574	234,119	(173,545)	(74.1%)

Generation Business EBITDA

EBITDA of the Generation Business Segment reached Ch$ 295,079 million as of September 30, 2021, which represents a Ch$ 248,892 million, or 45.8%, reduction when compared to the same period of 2020. EBITDA of this business segment during Q3 2021 declined 86.0% when compared to the same quarter of 2020.

The main variables that explain this result are described below:

▪  Operating revenues as of September 30, 2021, amounted to Ch$ 1,415,175 million, which represents a Ch$ 229,980 million, or 19.4% increase when compared to the same period of 2020, mainly due to the following:

>	A Ch$ 148,722 million increase in energy sales, mainly explained by: (i) Ch$ 203,195 million increase in physical energy sales, equivalent to +3,792 GWh, due to greater sales to unregulated customers (+4,365 GWh) primarily related to new contracts, including those transferred from Enel Distribución Chile in order to comply with new regulation regarding the single business of distribution companies, which was partially offset by lower physical sales to regulated customers (-564 GWh) and spot market sales (-9 GWh); and (ii) greater ancillary services revenue related to safety and service quality and other revenue for Ch$ 18,449 million. These effects were partially offset by: (i) a negative price effect when expressed in Chilean pesos for Ch$ 68,137 million due to the appreciation of the average Chilean peso vs. US dollar exchange rate during the period; and (ii) lower revenue from commodity hedges for Ch$ 4,784 million.

>	A Ch$ 91,713 million increase in other sales, mainly explained by a Ch$ 91,595 million increase in gas sales revenue.

The above was partially offset by:

>	Lower other services amounting to Ch$ 8,608 million, mainly explained by less revenue from tolls due to the settlements calculated during the same period of 2020.

>	Lower other operating revenues amounting to Ch$ 1,848 million, mainly explained by: (i) lower compensation from insurance claims for Ch$ 7,798 million; (ii) lower revenue from temporary facility leasing amounting to Ch$ 3,139 million. These effects were partially offset by: (i) a Ch$ 8,149 million increase in revenue from commodity hedges; and (ii) a Ch$ 930 million increase in other revenues.

Operating revenues during Q3 2021 reached Ch$ 548,391 million, which represents a Ch$ 157,133 million increase when compared to the same quarter of 2020, mainly due to the following:

>	A Ch$ 96,696 million increase in energy sales, mainly explained by a Ch$ 97,136 million increase in physical energy sales (equivalent to +1,817 GWh) and a positive price effect when expressed in Chilean pesos for Ch$ 1,956 million, partly compensated by a Ch$ 2,445 million reduction in revenue from commodity hedges.

>	A Ch$ 55,230 million increase in other sales, mainly explained by higher gas sales revenue.

>	A Ch$ 6,564 million increase in other operating revenues, mainly explained by a Ch$ 6,177 million increase in revenue from commodity hedges.

▪	Operating costs reached Ch$ 989,329 million as of September 30, 2021, a Ch$ 475,931 million increase, equivalent to 92.7%, when compared to the same period of 2020 due to the following:

>	A Ch$ 334,635 million increase in energy purchases, mainly due to higher physical purchases on the spot market (+2,319 GWh) and from other generation companies (+1,695 GWh) mainly needed to satisfy unregulated customers’ higher demand in addition to a higher spot price due to electricity market conditions.

>	A Ch$ 56,985 million increase in fuel consumption costs mainly due to: (i) a Ch$ 76,664 million increase in gas consumption costs primarily as a consequence of the higher purchase price; (ii) a Ch$ 15,230 million increase in fuel oil consumption costs; and (iii) a Ch$ 6,533 million and Ch$ 202 million impairment loss on coal and diesel inventories, respectively, both related to the impairment of Bocamina II booked in Q2 2020 due to the disconnection of the coal unit. These effects were offset by a Ch$ 41,029 million reduction in the cost of commodity hedges.

>	A Ch$ 54,073 million increase in other procurement and services costs, mainly due to higher gas commercialization costs for Ch$ 78,561 million, partially offset by (i) a Ch$ 15,481 million reduction in the cost of commodity hedge transactions; (ii) lower thermal emission taxes for Ch$ 4,095 million; (iii) lower expenses on temporary facility leasing amounting to Ch$ 3,329 million; and (iv) lower various generation input costs (water, chemicals, etc.) for Ch$ 1,583 million.

>	A Ch$ 30,239 million increase in transportation costs, primarily due to higher tolls for Ch$ 36,743 million mainly related to the higher cost of Tariff Revenue (“IT” in its Spanish acronym) mostly related to higher marginal costs amounting to Ch$ 23,586 million, higher costs related to the tariff adjustment concept Ajuste de Armonización Tarifaria (“AAT” in its Spanish acronym) of the zonal transmission system for Ch$ 9,408 million, and also the higher cost resulting from the settlements related to the contract with Transmisora Eléctrica de Quillota Ltda. for Ch$ 2,593 million. These effects were partly offset by: (i) a Ch$ 3,360 million decrease in regasification costs; and (ii) lower gas transportation costs for Ch$ 3,144 million.

Operating costs during Q3 2021 reached Ch$ 478,280 million, which represents a Ch$ 345,794 million increase when compared to the same quarter of 2020, mainly due to the following:

>	A Ch$ 201,817 million increase in energy purchases mainly explained by greater physical energy purchases on the spot market (+1,653 GWh) and from other generation companies (+546 GWh) primarily needed to satisfy unregulated customers’ higher demand in addition to a higher spot price due to electricity market conditions.

>	A Ch$ 70,137 million increase in fuel consumption costs mainly due to: (i) a Ch$ 75,892 million increase in gas consumption costs; (ii) a Ch$ 11,970 million increase in fuel oil consumption costs; (iii) a Ch$ 7,068 million increase in coal consumption costs; and (iv) a Ch$ 3,942 million impairment loss on coal inventories. These effects were offset by a Ch$ 28,807 million reduction in the cost of commodity hedges.

>	A Ch$ 52,902 million increase in other procurement and services costs, mainly due to: (i) higher gas commercialization costs for Ch$ 48,758 million; (ii) a Ch$ 1,297 million increase in the cost of commodity hedges; (iii) higher thermal emission taxes for Ch$ 1,838 million; and (iv) higher various generation input costs (water, chemicals, etc.) for Ch$ 1,009 million.

>	A Ch$ 20,939 million increase in transportation costs mainly related to higher tolls for Ch$ 18,038 million, and higher regasification costs for Ch$ 3,014 million.

▪	Personnel expenses (after capitalized personnel costs) reached Ch$ 47,178 million as of September 30, 2021, which represents a Ch$ 6,161 million increase when compared to the same period of 2020, mainly due to: (i) higher restructuring expenses related to the Group’s 2021-2024 digitalization strategy for Ch$ 6,394 million; (ii) higher salaries for Ch$ 2,581 million related to salary review processes and indexation; and (iii) higher employee bonuses for Ch$ 730 million related to the collective bargaining processes carried out with Enel Generación Chile and EGP Chile unions. These higher expenses were partially offset by: (i) lower annual performance bonuses and other recurrent benefits amounting to Ch$ 2,534 million; and (ii) higher capitalization of personnel expenses for Ch$ 1,071 million.

During Q3 2021, personnel expenses (after capitalized personnel costs) amounted to Ch$ 13,993 million, which represents a Ch$ 1,917 million decrease when compared to the same quarter of 2020, mainly explained by: (i) lower annual performance bonuses and other recurrent benefits amounting to Ch$ 1,334 million; and (ii) greater capitalization of personnel expenses for Ch$ 619 million.

▪	Other expenses as of September 30, 2021, amounted to Ch$ 83,589 million, which represents a Ch$ 3,221 million decrease when compared to the same period of last year, mainly due to: (i) lower technical and administrative service costs for Ch$ 4,736 million; (ii) lower professional service costs for Ch$ 1,439 million; and (iii) lower other supplies and service costs for Ch$ 1,233 million. These effects were partly offset by: (i) higher maintenance and repair services expenses for Ch$ 2,267 million; and (ii) higher cost of insurance premiums for Ch$ 1,920 million.

Other expenses in Q3 2021 amounted to Ch$ 27,194 million, which represents a Ch$ 8,870 million decrease when compared to the same quarter of last year, mainly due to lower: (i) technical and administrative service costs for Ch$ 4,057 million; (ii) maintenance and repair service expenses for Ch$ 1,535 million; (iii) professional service costs for Ch$ 1,416 million; and (iv) other various supplies and services for Ch$ 1,862 million.

Distribution and Transmission Business EBITDA:

EBITDA of the Distribution and Transmission Business Segment reached Ch$ 82,950 million for the nine-month period ended September 30, 2021, which represents a Ch$ 35,093 million, or 29.7%, reduction when compared to the same period of 2020. Regarding 3Q 2021 results, EBITDA in this segment increased 10.1% when compared to the same quarter of the previous year. The main variables that explain this outcome are described below:

•       Operating revenues as of September 30, 2021, amounted to Ch$ 866,988 million, which represents a Ch$ 185,456 million reduction, equivalent to 17.6%, when compared to the same period of 2020, mainly due to the following:

>	Lower energy sales revenue amounting to Ch$ 179,631 million primarily as a result of: (i) lower physical energy sales (-2,181 GWh) equivalent to Ch$ 151,847 million primarily in the commercial and industrial customer segments mostly due to the sale of Enel Distribución Chile’s unregulated customer contracts to Enel Generación Chile (-2,400 GWh) and the migration of regulated customers to the unregulated customer segment; and (ii) a lower average sales price for Ch$ 27,784 million resulting from a lower average exchange rate effect and the tariff review process.

>	Lower other services revenue for Ch$ 9,275 million mainly due to: (i) lower tolls revenue for Ch$ 7,920 million mainly from the zonal transmission segment; and (ii) less revenue from new customer connections and other services amounting to Ch$ 1,355 million.

The above was partially offset by:

>	Higher other operating revenues for Ch$ 4,311 million mainly related to: (i) insurance claim compensation for Ch$ 2,178 million; and (ii) reversing the provision of a fine that had been imposed by the Superintendence of Electricity and Fuel (“SEC” in its Spanish acronym) amounting to Ch$ 1,851 million after the Supreme Court’s ruling in favor of Enel Distibución Chile.

Operating revenues for Q3 2021 amounted to Ch$ 309,697 million, which represents a Ch$ 59,045 million reduction, equivalent to 16.0%, when compared to the same quarter of 2020 primarily due to (i) lower energy sales amounting to Ch$ 54,554 million primarily as a result of lower physical energy sales (-599 GWh) mainly in the commercial customer segment mostly due to the sale of Enel Distribución Chile’s unregulated customer contracts to Enel Generación Chile for Ch$ 36,217 million in addition to a lower average sales price for Ch$ 18,336 million; and (ii) lower other services revenue for Ch$ 5,269 million, mainly due to lower tolls revenue in the zonal transmission segment.

▪	Operating costs as of September 30, 2021, reached Ch$ 697,148 million, which represents a Ch$ 157,313 million, or 18.4%, decrease when compared to the same period of last year explained by:

>	Lower energy purchases for Ch$ 146,209 million mainly explained by lower physical purchases (-2,237 GWh) amounting to Ch$ 144,645 million, primarily due to the sale of our distribution company’s unregulated customer contracts to Enel Generación Chile (-2,435 GWh).

>	Lower transportation costs for Ch$ 8,821 million mainly explained by lower zonal transmission system tolls paid to transmission companies.

>	A Ch$ 2,283 million decrease in other procurement and services costs, mainly due to lower provisions of SEC fines for Ch$ 2,427 million.

Operating costs for Q3 2021 amounted to Ch$ 244,681 million, which represents a Ch$ 59,381 million reduction when compared to Q3 2020, mainly due to: (i) lower energy purchases amounting to Ch$ 52,860 million primarily as a result of lower physical energy purchases (-543 GWh) during Q3 equivalent to Ch$ 44,656 million mostly due to the sale of Enel Distribución Chile’s unregulated customer contracts to Enel Generación Chile, and a lower average purchase price amounting to Ch$ 8,135 million; (ii) lower transportation costs related to tolls for Ch$ 3,116 million; and (iii) lower other procurement and services costs for Ch$ 3,405 million.

▪	Personnel expenses (after capitalized personnel costs) reached Ch$ 29,442 million for the period ended September 30, 2021, which represents a Ch$ 9,483 million increase when compared to September 2020, mainly due to: (i) higher restructuring expenses related to the Group’s 2021-2024 digitalization strategy for Ch$ 8,581 million; (ii) higher employee bonuses for Ch$ 4,620 million related to the collective bargaining processes carried out with Enel Distribución Chile unions; and (iii) higher annual performance bonuses and other recurrent benefits for Ch$ 456 million. These higher expenses were partly compensated by: (i) higher capitalization of personnel expenses related to investment projects for Ch$ 3,450 million; and (ii) lower salaries for Ch$ 724 million resulting from a lower number of employees.

Personnel expenses (after capitalized personnel costs) for Q3 2021 reached Ch$ 5,259 million, which represents a Ch$ 1,842 million reduction when compared to Q3 2020, mainly due to: (i) lower annual performance bonuses and other recurrent benefits for Ch$ 794 million; (ii) higher capitalization of personnel expenses related to investment projects for Ch$ 752 million; and (iii) lower salaries for Ch$ 252 million resulting from a lower number of employees.

▪	Other expenses for the nine-month period ended September 30, 2021, reached Ch$ 57,448 million, which represents a Ch$ 2,533 million reduction when compared to the same period of 2020, mainly due to lower operating and maintenance costs primarily related to customer service (call center and meter reading) and maintenance and repair services.

Other expenses for Q3 2021 reached Ch$ 20,000 million, a Ch$ 1,460 million reduction when compared to Q3 2020, also due to lower operating and maintenance costs.

Depreciation, Amortization and Impairment

The following table summarizes the accumulated and quarterly figures of Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of September 30, 2021, and 2020.

	Cumulative Figures (Figures in million Ch$)
	Sep-21			Sep-20
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	295,079	(121,303)	173,776	543,971	(838,365)	(294,394)
Distribution & Transmission business	82,950	(44,602)	38,347	118,043	(51,994)	66,049
Less: consolidation adjustments and other activities	(23,614)	1,494	(22,120)	(30,258)	(513)	(30,771)

TOTAL ENEL CHILE CONSOLIDATED	354,414	(164,411)	190,003	631,756	(890,872)	(259,116)

	Quarterly Figures (Figures in million Ch$)
	Q3 2021			Q3 2020
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	28,924	(41,845)	(12,921)	206,798	(41,209)	165,589
Distribution & Transmission business	39,757	(14,260)	25,497	36,119	(18,616)	17,503
Less: consolidation adjustments and other activities	(8,107)	372	(7,735)	(8,798)	(99)	(8,897)

TOTAL ENEL CHILE CONSOLIDATED	60,574	(55,734)	4,841	234,119	(59,924)	174,195

Depreciation, amortization, and impairment costs amounted to Ch$ 164,411 million, for the nine-month period ended September 30, 2021, a Ch$ 726,460 million reduction when compared to the same period of the previous year. This variation is mainly explained by:

>	Lower impairment loss for Ch$ 695,826 million in the generation business explained by the impairment of coal power plant Bocamina II booked as of June 2020 within the framework of the Group’s decarbonization plan.

>	Lower depreciation and amortization for Ch$ 21,107 million, mainly related to less depreciation of Bocamina II coal fired power plant for Ch$ 15,355 million as a consequence of the impairment of the power plant during the first semester of 2020, in addition to less depreciation and amortization of EGP Chile Group for Ch$ 6,857 million, primarily explained by exchange rate effects.

>	Lower impairment losses on trade accounts receivable for Ch$ 9,527 million, mainly Ch$ 7,825 million less in the distribution and transmission business segment and Ch$ 1,046 million less in Enel X Chile, resulting from higher collections and a higher level of payment arrangements with customers thanks to various initiatives promoted by the Company.

During Q3 2021, depreciation, amortization, and impairment expenses amounted to Ch$ 55,734 million, representing a Ch$ 4,190 million reduction when compared to the same quarter of 2020 mainly due to a Ch$ 5,064 million reduction in the impairment of trade accounts receivables, primarily in the distribution and transmission business segment, offset by a Ch$ 874 million increase in depreciation and amortization mainly in the generation business.

Non-Operating Income

The following chart presents Enel Chile’s accumulated and quarterly consolidated non-operating income as of September 30, 2021, and 2020:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Sep-21	Sep-20	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Financial income	17,655	32,647	(14,992)	(45.9%)	6,609	19,663	(13,054)	(66.4%)
Financial costs	(136,789)	(114,148)	(22,641)	19.8%	(36,277)	(40,044)	3,767	(9.4%)
Foreign currency exchange differences, net	(5,721)	(8,324)	2,603	(31.3%)	(1,417)	(10,499)	9,082	(86.5%)
Gain (Loss) for indexed assets and liabilities	2,874	786	2,088	265.8%	1,901	2,159	(257)	(11.9%)
NET FINANCIAL EXPENSE ENEL CHILE	(121,981)	(89,039)	(32,942)	37.0%	(29,183)	(28,721)	(462)	1.6%

Net Income from other investments	105	94	11	11.3%	105	-	105	N/A
Share of profit (loss) of associates accounted for using the equity method	420	2,394	(1,974)	(82.5%)	103	2,432	(2,329)	(95.8%)
OTHER NON-OPERATING RESULTS	525	2,489	(1,964)	(78.9%)	208	2,432	(2,224)	(91.4%)

NET INCOME BEFORE TAXES	68,547	(345,666)	414,213	(119.8%)	(24,134)	147,907	(172,041)	(116.3%)
Income Tax	(9,665)	105,962	(115,627)	(109.1%)	10,872	(37,947)	48,819	(128.7%)

NET INCOME OF THE PERIOD	58,882	(239,704)	298,586	(124.6%)	(13,262)	109,960	(123,222)	(112.1%)
Attributable to Shareholders of the parent company	48,403	(226,054)	274,457	(121.4%)	(15,037)	101,888	(116,924)	(114.8%)
Attributable to Non-controlling interest	10,479	(13,651)	24,129	(176.8%)	1,774	8,072	(6,298)	(78.0%)

Financial Result

The consolidated financial result of Enel Chile, as of September 30, 2021, amounted to a Ch$ 121,981 million loss, a Ch$ 32,942 million negative variation when compared to the Ch$ 89,039 million loss booked for the same period of 2020. During Q3 2021, financial result reached a Ch$ 29,183 million loss, which represents a 1.6% higher than the one booked for Q3 2020. These results are primarily explained by the following:

Financial income decreased Ch$ 14,992 million mainly due to: (i) lower financial income related to the Tariff Stabilization Law amounting to Ch$ 11,027 million; and (ii) lower returns on short term fixed income investments amounting to Ch$ 5,003 million. These effects were offset by higher financial income related to customer account refinancing and other financial income for Ch$ 1,038 million.

During Q3 2021, financial income decreased Ch$ 13,054 million when compared to the same quarter of 2020, mainly due to: (i) lower financial income related to the Tariff Stabilization Law amounting to Ch$ 12,274 million; and (ii) lower income on short term fixed income investments amounting to Ch$ 2,478 million. These effects were partially offset by higher financial income related to customer account refinancing and other financial income for Ch$ 1,698 million.

Financial expenses increased Ch$ 22,641 million, primarily explained by greater financial expenses: (i) on factoring contracts for Ch$ 44,485 million, of which Ch$ 41,708 million are related to the sale of accounts receivables that arise from the Tariff Stabilization Law; (ii) related to customer account refinancing for Ch$ 13,314 million; (iii) resulting from the financial discounts on trade accounts receivables related to the Basic Services Law[3] for Ch$ 6,271 million; and (iv) with related parties for Ch$ 3,342 million related to EFI loans.

These effects were partly offset by: (i) higher capitalization of interest amounting to Ch$ 36,143 million related to the development of non-conventional renewable energy projects and a greater continuity in the development of the Los Cóndores project; (ii) lower interest on bonds and bank loans amounting to Ch$ 6,748 million; and (iii) lower financial expenses related to the interest that arises from the Tariff Stabilization Law for Ch$ 1,925 million.

During Q3 2021, financial expenses decreased Ch$ 3,767 million when compared to the same quarter of 2020, mainly due to higher capitalization of interest amounting to Ch$ 15,248 million related to the development of non-conventional renewable energy projects and a greater continuity in the development of the Los Cóndores project. This effect was partially offset by (i) greater expenses resulting from financial discounts on trade accounts receivables related to the Basic Services Law for Ch$ 6,048 million; (ii) greater financial expenses with related parties for Ch$ 3,192 million related to EFI loans; and (iii) greater expenses on factoring contracts for Ch$ 2,400 million.

3 Within the context of the COVID-19 health crisis, Law 21249 was enacted on August 5, 2020. This Law involves exceptional measures for end consumers of water, electricity, and pipeline gas, including the possibility for customers to choose to pay past due amounts in up to 48 installments, without fines or interest. On May 22, 2021, Law 21340 was enacted extending enforcement of Law 21249 until December 31, 2021.

Income related to indexation increased Ch$ 2,088 million, primarily due to: (i) higher income from recoverable taxes for Ch$ 1,024 million; (ii) a Ch$ 976 million greater profit from the indexation on trade accounts receivables and other accounts receivables; and (iii) the lower negative effect caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of Enel Generación Chile located in Argentina for Ch$ 212 million.

During Q3 2021, net income related to indexation decreased Ch$ 257 million when compared to the same quarter of 2020, primarily due to less profit from the indexation of financial instruments for Ch$ 1,590 million, primarily related to financial debt and derivative instruments. This effect partially offset by the lower negative effect of indexation effect caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of Enel Generación Chile located in Argentina for Ch$ 1,259 million.

The loss from exchange rate differences decreased Ch$ 2,603 million, mainly due to: (i) higher positive exchange rate differences on trade accounts receivables for Ch$ 28,932 million that includes the Ch$ 29,403 million greater positive effect related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; and (ii) higher positive exchange rate differences on current tax assets and liabilities for Ch$ 4,523 million.

The abovementioned was partially offset by: (i) a higher negative exchange rate difference effect on trade accounts payables for Ch$ 13,829 million that includes the Ch$ 14,820 million greater negative exchange rate effect of the Tariff Stabilization Law; (ii) a higher negative exchange rate difference effect on EFI loans for Ch$ 13,428 million; and (iii) a higher negative exchange rate difference effect on financial debt and derivative instruments for Ch$ 3,375 million.

During Q3 2021, the loss from exchange rate differences decreased Ch$ 9,082 million, when compared to the same quarter of 2020 primarily due to: (i) the higher positive exchange rate difference on trade accounts receivables for Ch$ 42,291 million that include the Ch$ 42,734 million positive exchange rate effect related to the Tariff Stabilization Law; (ii) greater positive exchange rate difference on cash and cash equivalents for Ch$ 10,239 million; and (iii) greater positive exchange rate difference on current tax assets and liabilities for Ch$ 5,488 million.

The aforementioned was partially offset by: (i) a higher negative exchange rate difference effect on EFI loans for Ch$ 23,981 million; (ii) a higher negative exchange rate difference effect on trade accounts payables for Ch$ 18,920 million that includes the Ch$ 17,216 million negative exchange rate difference effect related to the Tariff Stabilization Law; and (iii) greater negative exchange rate difference on other financial liabilities for Ch$ 4,925 million related to financial debt and derivatives.

Corporate Taxes:

Corporate income tax reached a Ch$ 9,665 million expense as of September 30, 2021, which represents a Ch$ 115,627 million lower income when compared to the income tax profit booked for same period of the previous year, primarily explained by: (i) a Ch$ 187,873 million lower tax income due to the impairment loss of coal fired power plant Bocamina II booked in 2020; (ii) a Ch$ 66.611 million reduction in income tax expense due to lower operating income; and (iii) a Ch$ 9,691 million reduction in income tax expense due to greater losses from price-level restatement of the period.

During Q3 2021, Corporate income tax was a Ch$ 10,872 million profit, which represents a Ch$ 48,819 million lower expense when compared to same quarter of 2020 primarily due to: (i) the Ch$ 46,451 million reduction in income tax expense due to lower profit; and (ii) the Ch$ 3,747 million lower income tax expense due to greater price-level restatement losses.

2.	BALANCE SHEET ANALYSIS

ASSETS (Figures in million Ch$)	Sep-21	Dec-20	Change	% Change

Current Assets	1,151,762	1,026,401	125,361	12.2%
Non Current Assets	7,750,893	6,878,071	872,822	12.7%

Total Assets	8,902,655	7,904,472	998,183	12.6%

Total assets of the Company as of September 30, 2021, increased Ch$ 998,183 million, equivalent to a 12.6% increase when compared to total assets as of December 31, 2020.

Current Assets increased Ch$ 125,361 million as of September 30, 2021. The variations in the main categories are presented below:

•	Current trade accounts receivables and other accounts receivables increased Ch$ 73,624 million, mainly explained by a Ch$ 80,902 million increase in trade accounts receivables, primarily coming from the Distribution and Transmission business segment, and partially offset by: (i) lower insurance policy compensation related to incidents at Central Tarapacá and Bocamina I for Ch$ 5,360 million; and (ii) lower employee accounts receivables for Ch$ 4,869 million.

•	Current related party trade accounts receivables increased Ch$ 40,170 million, mainly explained by: (i) a Ch$ 37,124 million increase in trade accounts receivables from GNL Chile S.A. related to advance payments for gas purchases, and (ii) a Ch$ 2,725 million increase in trade accounts receivables from Enel Global Trading SpA mainly related to commodity derivative transactions.

•	Other non-financial current assets increased Ch$ 36,750 million explained mainly by: (i) a Ch$ 28,751 million increase in value added tax credits primarily in Enel Generación Chile; and (ii) a Ch$ 8,098 million increase in prepaid expenses primarily in EGP Chile related to leases.

These effects were partly compensated by:

•	A Ch$ 24,410 million reduction in Cash and Cash Equivalents mainly due to the following cash outflows: (i) purchase of property, plant and equipment for Ch$ 606,426 million; (ii) dividend payments for Ch$ 227,185 million; (iii) employee payments for Ch$ 98,944 million; (iv) income tax payments for Ch$ 96,070 million; (v) interest payments for Ch$ 79,946 million; and (vi) other cash outflows for Ch$ 51,441 million, mainly related to value-added tax and other tax payments. The aforementioned was mainly offset by (i) collections from customers net of supplier payments for Ch$ 714,322 million that includes the Ch$ 338,030 million from invoice factoring of the Generation and the Distribution and Transmission businesses; and (ii) loans granted by EFI to Enel Chile for Ch$ 470,100 million.

Non-Current Assets increased Ch$ 872,822 million as of September 30, 2021, when compared to December 31, 2020. The variations in the main categories are presented below:

•        Property, plant, and equipment increased by Ch$ 699,462 million, mainly due to (i) an increase in projects under construction for Ch$ 447,070 million, primarily in the generation business; (ii) a Ch$ 287,746 million increase in exchange differences, primarily from EGP Chile whose functional currency is the US dollar, due to the depreciation of the Chilean Peso vs. US dollar exchange rate; and (iii) an increase in network infrastructure and generation plants and equipment for Ch$ 121,360 million. These effects were partially compensated by: (i) the period’s depreciation amounting to Ch$ 142,735 million; and (ii) a Ch$ 15,205 million reduction in dismantling and restauration provisions mainly related to the use of higher discount rates.

•	Deferred tax assets increased Ch$ 124,915 million mainly due to an increase in assets as a consequence of tax losses for Ch$ 131,150 million, of which Ch$ 70,780 million belong to Enel Chile and Ch$ 60,370 million to Enel Generación Chile. This was partially offset by lower dismantling provisions in Enel Generación Chile for Ch$ 4,036 million.

•	Right-of-use assets increased Ch$ 51,893 million, primarily in the EGP Chile Group, due to additional land lease contracts to develop non-conventional renewable energy projects.

•	Intangible assets other than goodwill increased Ch$ 13,869 million, primarily explained by the purchase of software.

These effects were partially offset by:

•	A Ch$ 49,456 million reduction in Non-Current Trade accounts receivables and other non-current accounts receivables, mainly explained by invoice factoring of Ch$ 153,345 million energy sales account receivables in Enel Generación Chile and EGP Chile related to the Tariff Stabilization Law. This effect was partly compensated by a Ch$ 54,709 million increase in trade accounts receivables in the Distribution and Transmission business and Ch$ 45,131 million in the Generation business due to recognizing pending tariff adjustments related to the Tariff Stabilization Law.

LIABILITIES AND EQUITY (Figures in million Ch$)	Sep-21	Dec-20	Change	% Change

Current Liabilities	1,564,557	1,045,480	519,077	49.7%
Non Current Liabilities	4,017,991	3,264,717	753,274	23.1%
Total Equity	3,320,107	3,594,275	(274,168)	(7.6%)
Attributable to the Shareholders of parent company	3,076,824	3,351,916	(275,092)	(8.2%)
Attributable to Non-controlling interest	243,283	242,359	924	0.4%

Total Liabilities and Equity	8,902,655	7,904,472	998,183	12.6%

Total Liabilities of the Company as of September 30, 2021, including Equity, reached Ch$ 8,902,655 million, which represents a 12.6% increase when compared to total liabilities as of December 31, 2020, mainly due to the following:

Current liabilities increased Ch$ 519,077 million. The variations in the main categories are presented below:

•	Related party accounts payable increased Ch$ 466,627 million, primarily due to an increase in the following accounts payable: (i) Enel Finance International NV (EFI) for Ch$ 282,699 million primarily related to the new short term debt granted to Enel Chile during the second and third quarters of 2021 (US$100 million and US$240 million, respectively) for a total Ch$ 253,554 million, and exchange differences on debt for Ch$ 22,492 million; (ii) GNL Chile for Ch$ 89,189 million related to gas purchases; (iii) Enel Global Trading SpA for Ch$ 76,824 million, mainly related to commodity derivative transactions and gas purchases; and (iv) Enel Green Power SpA for Ch$ 14,117 million related to technical support and other services.

•	Trade accounts payable and other current accounts payable increased Ch$ 96,995 million, primarily due to an increase in the following accounts payable: (i) energy purchases for Ch$ 64,102 million; and (ii) purchase of good and services for Ch$ 55,352 million. These effects were partially offset by a reduction in the followoing accounts payable: (i) purchase of fuel for Ch$ 15,653 million; and (ii) purchase of assets for Ch$ 9,646 million.

•	Other current financial liabilities increased Ch$ 42,393 million, mainly due to: (i) a Ch$ 29,540 million increase in loans related to interest accruals; and (ii) a Ch$ 12,853 million increase in hedging and other derivatives.

These effects were partly offset by:

•	Current tax liabilities decreased Ch$ 63,241 million expalined by income tax, primarily in Enel Generación Chile.

•	Other current non financial liabilities decreased Ch$ 27,441 million, significantly explained by lower value added tax debits and other taxes for Ch$ 27,527 million, primarily in the Enel Generación Chile and Enel Distribución Chile.

Non-Current Liabilities increased Ch$ 753,274 million as of September 30, 2021, which is explained by the following:

•	Non-current related party trade accounts payable increased Ch$ 409,109 million, mainly explained by an increase in the balance of accounts payable of Enel Chile to EFI related to a new long-term loan granted during the second quarter of 2021 for Ch$ 216,546 million (US$ 300 million) in addition to the impact of the exchange rate on debt for Ch$ 182,191 million.

•	Other non-current financial liabilities increased Ch$ 265,042 million, due to: (i) an increase in bonds for Ch$ 165,520 million, primarily resulting from exchange rate differences and indexation; (ii) the increase in bank loans for Ch$ 43,183 million, primarily Enel Chile’s new US$ 50 million loan; and (iii) an increase in hedging and other derivative liabilities for Ch$ 56,339 million.

•	Non-current leasing liabilities increased Ch$ 49,915 million, mainly in EGP Chile Group related to new land leasing contracts to develop new non-conventional renewable energy projects.

•	Other non-current accounts payable increased Ch$ 30,321 million, mainly higher accounts payable of Enel Distribución Chile for energy purchases for Ch$ 29,700 million as a consequence of the Tariff Stabilization Law.

Total Equity amounted to Ch$ 3,320,107 million as of September 30, 2021, which represents a 7.6% negative variation when compared to December 31, 2020, mainly explained by the following:

•	Equity attributable to owners of Enel Chile amounted to Ch$ 3,076,824 million, and comprises the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 1,589,116 million, and Other reserves for negative Ch$ 2,394,396 million.

>	Retained earnings decreased Ch$ 158,321 million, mainly due to dividend payments for Ch$ 212,853 million, partially compensated by the period’s Ch$ 48,403 million net income.

>	Other reserves decreased Ch$ 116,771 million, mainly explained by lower cash flow hedge reserves for Ch$ 239,084 million, partially offset by: (i) greater exchange reserves for Ch$ 120,353 million; and (ii) other various reserves for Ch$ 1,960 million.

•	Equity attributable to non-controlling shareholdings amounted to Ch$ 243,283 million, which represents a Ch$ 924 million reduction when compared to the balance on December 31, 2020, mainly due to: (i) the Ch$ 10,479 million profit of the period; and (ii) higher other comprehensive income for Ch$ 7,338 million. These effects were partially offset by dividend payments for Ch$ 16,742 million.

The performance of main financial ratios is the following:

RATIO		UNIT	Sep-21	Dec-20	Sep-20	Change	% Change

Liquidity	Liquidity (1)	Times	0.74	0.98	-	(0.24)	(24.9%)
	Acid-test (2)	Times	0.71	0.96	-	(0.25)	(26.4%)
	Working capital	MMCh$	(412,795)	(19,079)	-	(393,716)	N/A
Leverage	Leverage (3)	Times	1.68	1.20	-	0.48	40.1%
	Short-term debt (4)%		28.0%	24.3%	-	3.7%	15.3%
	Long-term debt (5)%		72.0%	75.7%	-	(3.7%)	(4.9%)
	Financial expenses coverage (6)	Times	2.54	-	5.19	(2.65)	(51.1%)
Profitability	Op. income / Op. Revenues	%	9.2%	-	(13.3%)	22.5%	(169.3%)
	ROE (7)%		7.3%	-	(4.1%)	11.4%	N/A
	ROA (8)%		2.9%	-	(1.8%)	4.7%	N/A

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of September 30, 2021, reached 0.74 times, which represents a 24.9% negative variation when compared to December 2020. This reduction is mainly due to higher trade accounts payable to related parties, primarily the loans granted by EFI to Enel Chile during 2021.

>	Acid test or quick ratio, as of September 30, 2021, was 0.71 times, which represents a 26.4% negative variation when compared to December 31, 2020, which is also due to an increase in current trade accounts payable to related parties.

>	Working capital, as of September 30, 2021, amounted to negative Ch$ 412,795 million, which represents a Ch$ 393,716 million negative variation when compared to December 31, 2020, mainly due to an increase in current trade accounts payable to related parties partially offset by higher trade accounts receivables.

>	The debt ratio was 1.68 times, which means that the level of commitment of Enel Chile equity was 1.68 times for the first nine months of 2021 compared to 1.20 times as of December 31, 2020. This weaker result is mainly explained by the increase in accounts payable to related parties, mostly related to the new loans granted by EFI to Enel Chile (US$ 640 million).

>	The financial expenses coverage ratio for the period ended September 30, 2021, was 2.54 times, which represents the ability to cover all financial expenses with the EBITDA. The 51.1% reduction in this index when compared to the same period of last year is due to the lower EBITDA and greater financial expenses during this year’s nine-month period, mainly related to invoice factoring made in 2021.

When excluding the extraordinary effects related to fuel inventory write-offs booked during the first three quarters of 2020 and 2021, and the restructuring provisions booked during 2021, this index would have declined 46.7% (2.83 times as of September 30, 2021, compared to 5.32 times as of September 30, 2020).

>	The profitability index was 9.2% as of September 30, 2021, compared to negative 13.3% for the same period of the last year. This 22.5 percentage point improvement is mainly due to the impairment loss of Central Bocamina II booked during the first semester of 2020.

When excluding the extraordinary effects booked in 2021 and 2020, the profitability index would have declined 12.1 percentage points (11.2% as of September 30, 2021, compared to 23.3% as of September 30, 2020).

>	Return on equity of the owners of the controlling shareholder was 7.3% for the nine-month period ended September 30, 2021, which represents a 11.4 percentage point increase when compared to the same period of last year. When excluding the extraordinary effects booked during comparable trailing periods mainly related to the decarbonization process, return on equity would have decreased 2.2 percentage points (8.5% as of September 30, 2021, compared to 10.7% as of September 30, 2020).

>	Return on assets was 2.9% for the nine-period ended September 30, 2021, improving 4.7 percentage points when compared to the same period of last year. When excluding the extraordinary effects booked during the comparable trailing periods mainly related to the decarbonization process, return on assets would have decreased 1.1 percentage points (3.4% as of September 30, 2021, compared to 4.5% as of September 30, 2020).

3.	MAIN CASH FLOWS

Enel Chile Group generated a negative net cash flow of Ch$ 26,000 million during the nine-month period ended September 30, 2021, which represents a Ch$ 187,887 million reduction when compared to the same period of last year. The main factors that explain this cash flow reduction, classified as either operating, investing, or financing activities, are presented below:

NET CASH FLOW (Figures in million Ch$)	Sep-21	Sep-20	Change	% Change

From Operating Activities	405,183	515,905	(110,722)	(21.5%)
From Investing Activities	(608,538)	(419,629)	(188,909)	45.0%
From Financing Activities	177,355	65,611	111,744	170.3%

Total Net Cash Flow	(26,000)	161,887	(187,887)	(116.1%)

Net cash flow from operating activities amounted to a Ch$ 405,183 million for the period ended September 30, 2021, which represents a 21.5% decrease when compared to September 30, 2020. This cash flow mainly comprises the cash inflows from the collection of sales of goods and services amounting to Ch$ 2,776,779 million, which was partially offset by the following cash outflows: (i) supplier payments for Ch$ 2,062,457 million; (ii) employee payments for Ch$ 98,944 million; (iii) income tax payments for Ch$ 96,070 million; (iv) net insurance premium payments for Ch$ 18,416 million; and (v) other operating cash disbursements for Ch$ 95,709 million, mainly value added tax payments and other taxes.

The Ch$ 110,722 million reduction in the Company’s operating cash flow is mainly due to higher supplier payments for Ch$ 569,224 million and a Ch$ 116,128 million increase in income tax payments, partially offset by greater collections for sales of goods and services amounting to Ch$ 583,667 million primarily due to Enel Generación Chile, EGP Chile and Enel Distribución Chile invoice factoring in 2021 for a total Ch$ 339,850 million.

Net cash flow used in investing activities amounted to Ch$ 608,538 million for the nine-month period ended September 30, 2021.This cash flow comprises the following: (i) Ch$ 606,426 million to purchase property, plant and equipment; and (ii) Ch$ 29,924 million to purchase of intangible assets.

The aforementioned was partially offset by the cash inflows from Enel Generación Chile’s sale of the Quintero-San Luis transmission line for Ch$ 18,197 million that took place in December 2020.

The most relevant investment cash outflow up until September 30, 2021, when compared to the nine-month period ended September 30, 2020, amounted to Ch$ 188,909 million mainly explained by a Ch$ 207,777 million increase in payments for property, plant and equipment by EGP Chile Group related to their renewable project portfolio. This cash outflow was partially compensated by a Ch$ 18,197 million cash inflow from Enel Generación Chile’s sale of the Quintero-San Luis transmission line.

Net cash flow from financing activities amounted to Ch$ 177,355 million for the period ended September 30, 2021. This cash flow mainly comprises the cash inflow from: (i) the new loans granted by EFI to Enel Chile for Ch$ 470,100 million; and (ii) bank loans for Ch$ 37,709 million (US$ 50 million) obtained by Enel Chile in Q3 2021. This was partially offset by the following cash outflows: (i) dividend payments for Ch$ 227,185 million; (ii) interest payments for Ch$ 79,946 million; and (iii) Enel Generación Chile bond payments for Ch$ 16,546 million.

The Ch$ 111,744 million increase in the financing cash flow when compared to September 2020 is mainly explained by the Ch$ 83,122 million lower dividend payment, and the Ch$ 37,709 million new bank loan.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the nine-month period ended September 30, 2021, and 2020:

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Sep-21	Sep-20	Sep-21	Sep-20

Generation business in Chile	546,341	322,832	121,387	145,569
Distribution & Transmission business in Chile	57,920	74,306	32,740	27,105
Other entities (business different to generation and distribution)	2,165	1,510	482	1,206

Total Consolidated ENEL CHILE Group	606,426	398,648	154,610	173,880

The most relevant cash outflows originate in the generation business and are related to the construction of new renewable electricity generation projects that amount to Ch$ 546,341 million as of September 30, 2021.

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Risk Management Control System (SCGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within each Company, which is reviewed and approved at the beginning of each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The company seeks protection for all risks that may affect the achievement of business objectives. In January 2020, a new risk taxonomy has been approved for the entire Enel Group, which considers 6 macro categories and 37 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors in turn by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	September 30, 2021	December 31, 2020

Fixed Interest Rate	90%	99%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility. In this sense, the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by effective risk mitigation actions through derivative financial instruments.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the third quarter of 2021, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market. It should be noted that the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.

>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of September 30, 2021, the Company held swaps for 147 kBbl of Brent oil to be settled in 2021 and 926 kBbl of Brent oil to be settled in 2022, 185 kTon of Coal API2 to be settled in 2021, for 3.6 TBtu of Henry Hub gas to be settled in 2021, and for 0.8 TBtu of Henry Hub gas to be settled in 2022.

As of December 31, 2020, the Company held swaps for 1,782 kBbl of Brent to be settled in 2021 and 16.8 TBtu of Henry Hub to be settled in 2021.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the third quarter of 2021 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For further details regarding the conditions of financial debt and financial derivatives, please refer to Notes 19 and 22 of the Consolidated Financial Statements of Enel Chile as of June 30, 2021.

As of September 30, 2021, the liquidity of Enel Chile Group was Ch$ 307,626 million in cash and cash equivalents and Ch$ 277,570 million in long-term committed credit lines. As of December 31, 2020, the liquidity of Enel Chile Group was Ch$ 332,036 million in cash and cash equivalents and Ch$ 140,643 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation business, in some contracts with unregulated clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In our electricity distribution business, supply cut-off is a power of the company in the event of customers’ default, which is applied in accordance with current regulations, easing the process of evaluation and control of credit risk, which is also limited. However, the measure of supply cut-off in the event of payment defaults was suspended since March 2020, as a support measure for the most vulnerable customers adopted by Enel Distribución Chile, and subsequently in compliance with Law No. 21,249, which was extended for the second time by Law No. 21,340 published on May 22, 2021, with a new term until December 31, 2021.

With respect to the impact of COVID-19, the results of specific internal analyses did not reveal significant statistical correlations between the main economic indicators (GDP, unemployment rate, etc.) and solvency. However, impairment losses have increased since the beginning of the pandemic because of an increase in expected credit losses from counterparties.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

It should be noted that the downward macroeconomic scenarios due to the COVID-19 effect did not have significant impacts on the credit quality of the counterparties.

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

>	The US$ Libor rate of interest.
>	The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 376,568 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit line under New York State law, subscribed in June 2019 and maturing in June 2024, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$300 million, among others, could lead to the acceleration of this debt.

In connection with the bank loan under Chilean law, signed in July 2021 and maturing in June 2024, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions under which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount in excess of US$ 150 million, among others, could result in the declaration of acceleration of the loan.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of September 30, 2021.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of September 30, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
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Title: Chief Financial Officer

Date: October 29, 2021